UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2005

OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

Daktronics, Inc.
        (Name of issuer of the securities held pursuant to the plan)

        A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

        B.     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.
331 32nd Avenue
Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Year Ended April 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Daktronics, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan as of April 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at April 30, 2005 and 2004, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principals.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of April 30, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
October 20, 2005

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2005 AND APRIL 30, 2004

	April 30,	April 30,
	2005	2004

ASSETS
Investments of fair value
Daktronics, Inc. Common Stock	$20,820,889	$22,296,468
Mutual funds	14,373,255	12,122,788
Money market mutual fund	1,179,303	1,354,957
Common/collective trust	1,055,596	809,271
Participant notes receivable	835,772	607,455

	38,264,815	37,190,939

Receivables
Employer matching contributions	185,310	169,805
Employer profit sharing contributions	402,731	533,333
Employee contributions	77,229	—
Accrued interest	6,173	6,173

	671,443	709,311

Cash	—	19,451

Total assets	38,936,258	37,919,701

LIABILITIES
Cash deficit	68,735	—
Trustee fees payable	15,370	—
Excess contributions payable	43,807	3,147

Total liabilities	127,912	3,147

Net assets available for benefits	$38,808,346	$37,916,554

See accompanying notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED APRIL 30, 2005 AND APRIL 30, 2004

	April 30,	April 30,
	2005	2004

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$80,727	$9,925,500
Interest and dividends	243,494	218,322

	324,221	10,143,822

Contributions:
Employer	996,372	1,139,479
Participants	2,026,487	1,818,339

	3,022,859	2,957,818

Total additions	3,347,080	13,101,640

Deductions from net assets attributed to:
Benefits paid to participants	2,318,399	839,341
Administrative expenses	136,889	102,819

Total deductions	2,455,288	942,160

Net increase	891,792	12,159,480

Net assets available for benefits:
Beginning of year	37,916,554	25,757,074

End of year	$38,808,346	$37,916,554

See accompanying notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1. SIGNIFICANT ACCOUNTING POLICIES

        Nature of business of Plan Sponsor: Daktronics, Inc. (the “Company”) and its subsidiaries, the sponsoring employer companies, are engaged principally in the design, manufacture, and sales of computer-programmable information display systems.

        Basis of accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

        Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Investment valuation and income recognition: The Daktronics, Inc. 401(k) Plan (the “Plan”) investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year. Participant notes receivable are valued at their outstanding balances, which approximated fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Payment of benefits: Benefit payments are recorded when paid.

        Reclassification: Certain prior year amounts have been reclassified to conform with the current year presentation.

   Note 2. INFORMATION REGARDING THE PLAN

        The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

        General: The Plan is a defined contribution plan providing benefits for substantially all employees of Daktronics, Inc. and its U.S. based subsidiaries (the Company) who have attained 21 years of age and have completed one year of service. Notwithstanding the preceding, employees are eligible to make salary deferrals to the Plan upon completion of three months of service and attainment of 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Administration: The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

        Plan amendments: Effective November 23, 2004, the Plan was amended to afford employees hired as a result of an acquisition an appropriate service credit for the length of employment with their former company for purposes of determining eligibility, vesting and contribution allocations for the Plan.

        Effective March 28, 2005, the Plan was amended due to a change in the law with respect to automatic rollover provisions. If the participant terminates employment, and the participant vested interest exceeds $1,000, a distribution may be made to an individual retirement account for the benefit of the participant, if a rollover or distribution is not elected by the participant.

        Participant’s contributions: Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation not to exceed the maximum amount allowable under the Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

        Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

        Employer contributions: The Company may make discretionary profit sharing contributions to the accounts of eligible participants as defined in the Plan and as approved by the Board of Directors. In the twelve months ending April 30, 2005 and April 30, 2004, respectively, the Company matched 50% of the first 6% of each eligible participant’s contribution. Additional discretionary contributions were made for year ended April 30, 2004 equal to 2% of pay to a maximum of $187.50 per quarter per participant and for the year ended April 30, 2005 equal to 1.5% of pay to a maximum of $137.50 per quarter per participant.

        Participants’ accounts: Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefits that can be provided from the participant’s vested account.

        Vesting: Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon. The remainder of their accounts are vested according to the number of years of continuous service. In general, the employee’s accounts become fully vested after five years of credited service, vesting at the rate of twenty percent per year commencing after one year of service.

        Payment of benefits: Distribution of a participant’s vested account balance shall be made as soon as administratively possible following his or her retirement, total disability, death or termination of employment. The amount of distribution under the Plan shall be equal to the participant’s vested account balance. If the participant has any loan balance at the time of distributions, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

        Investment fund information: Participants may individually direct employee contributions in various mutual funds, common/collective trusts, money market accounts and Daktronics, Inc. common stock. Participants may change their investment options daily.

        Participant loans: Participants may borrow from their accounts up to a maximum equal to the lessor of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes fund. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Employer has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest is paid ratably no less than biweekly through payroll deductions.

        Forfeited accounts: During the years ended April 30, 2005 and April 30, 2004, respectively, forfeitures due to the non-vested accounts of terminated participants of $4,235 and $7,364 were used to reduce employer contributions.

        No administrative expenses were paid by the Company during fiscal year 2005 and 2004. It not paid by the Company, such expenses become the responsibility of the Plan.

Note 3. INVESTMENTS

        During the years ended April 30, 2005 and April 30, 2004, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	April 30, 2005	April 30, 2004

Common stock	$(804,032)	$7,877,420
Common collective trust	844,883	31,909
Mutual funds	39,876	2,016,171

	$80,727	$9,925,500

        Investments that represent 5% or more of the fair value Plan’s net assets as of April 30, 2005 and 2004 are as follows:

	April 30, 2005	April 30, 2004

Investments, at fair value:
Daktronics, Inc. Common Stock	$20,820,889	$22,296,468
Investment Company of America Fund	3,763,455	3,416,992
Growth Fund of America Fund	2,334,057	2,127,303
Euro Pac Growth Fund	2,583,979	2,136,582

        Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investment is as follows:

	April 30, 2005	April 30, 2004

Investments, at fair value:
Daktronics, Inc. Common Stock	$20,820,889	$22,296,468

	April 30, 2005	April 30, 2004

Changes in net assets due to:
Contributions	$1,388,094	$341,258
Net realized and unrealized (depreciation) appreciation in fair value	(804,031)	7,877,420
Distributions to participants	(2,059,642)	(1,245,555)

	$(1,475,579)	$6,973,123

        The above includes both participant and non-participant-directed activity related to the investment in Company stock. Effective December 17, 2003, the employer match became entirely participant directed.

Note 4. PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

Note 5. TAX STATUS

        The underlying standardized prototype plan has received an opinion letter from the Internal Revenue Service dated August 30, 2001, stating that the written form of the underlying prototype document is qualified under Section 401(a) of the Internal Revenue Code (the ”Code”), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6. RISKS AND UNCERTAINTIES

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Shares	Cost	Current Value

Common Stock:
Daktronics, Inc. Common Stock*	1,022,637	$4,530,773	$20,820,889
Common collective trust:
Wells Fargo Stable Return Fund*	28,534	1,003,154	1,055,596
Mutual Funds
Pimco Total Return Fund	87,932	951,041	940,873
Euro Pacific Growth Fund	73,807	2,197,492	2,583,979
Growth Fund of America Fund	89,086	2,160,964	2,334,057
Investment Company of America Fund	126,588	5,264,988	3,763,455
Lord Abbett Mid-Cap Value Fund	37,632	744,547	789,515
MFS Total Return Fund	123,302	1,713,314	1,924,751
T Rowe Price Mid-Cap Growth Fund	14,598	647,634	688,302
T Rowe Price Small Capitalization Fund	41,437	1,076,163	1,206,652
Wells Fargo Index Fund*	3,042	141,923	141,671

		14,898,066	14,373,255
Money market mutual fund:
Wells Fargo Short-term Money Market Fund*	1,179,303	1,179,303	1,179,303
Participant notes receivable:
with interest rates ranging from
4.25% to 10.5%, maturing through
November, 2013		835,772	835,772

		$22,447,068	$38,264,815

*Indicates a party-in-interest to the plan.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

By:	/s/ William R. Retterath
William R. Retterath, Chief Financial Officer

Date: October 27, 2005

        Pursuant to the requirements of the Securities Act of 1933, the Plan Administrator is responsible for administering the Daktronics, Inc. 401(k) Plan has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Brookings, state of South Dakota, on this 27th day of October, 2005.

DAKTRONICS, INC. 401(k) PLAN

By:	/s/ Carla S. Gatzke
Carla S. Gatzke
Plan Administrator

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James B. Morgan and William R. Retterath, or either of them, his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments (including all post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

By /s/ James B. Morgan	Chief Executive Officer & Director (principal executive officer)	October 27, 2005

James B. Morgan

By /s/ William R. Retterath	Chief Financial Officer; (principal financial and accounting officer)	October 27, 2005

William R. Retterath

By /s/ Aelred J. Kurtenbach	Director Chairman of the Board	October 27, 2005

Aelred J. Kurtenbach

By /s/ Frank J. Kurtenbach	Director	October 27, 2005

Frank J. Kurtenbach

By /s/ John L. Mulligan	Director	October 27, 2005

John L. Mulligan

By /s/ Robert G. Dutcher	Director	October 27, 2005

Robert G. Dutcher

By /s/ Duane E. Sander	Director	October 27, 2005

Duane E. Sander

By /s/ Nancy D. Frame	Director	October 27, 2005

Nancy D. Frame

By /s/ James A. Vellenga	Director	October 27, 2005

James A. Vellenga